Disclosure of information in connection with the possible purchase and acquisition of certain shares of a steel company in China

Pursuant to KRX disclosure requirements, as soon as practicable upon availability, POSCO will disclose certain information in connection with the possible purchase and acquisition of certain shares of a steel company in China. At the present, POSCO has not made any informal or formal decision regarding the project.